May 15, 2017

Re:	Bridgewell Preferred Income Fund, LP
Offering Statement on Form 1-A Filed March 22, 2017 File No. 024-10687

Dear Ms. Ayoola,

Please see the following responses to your comments in your letter dated April 21, 2017.

Part II – Offering Circular

General

1. We note that you intend to acquire real estate secured loans, bridge loans, and other loans secured by real estate. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

As stated in the risk factor on page “We do not believe that at any time we will be deemed an “investment company” under the Investment Company Act of 1940 as we do not intend on trading or selling securities. Rather, we intend to hold and manage mortgage notes and/or real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (referred to in this Offering as the “1940 Act”). Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests.”

We have added this section to our under the section entitled “Description of Business – Overview.”

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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2. We note that you are a real estate limited partnership and that you have not yet identified any mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind pool” offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

We have added the following disclosure:

On page 2: The Company has not identified any Mortgage Loans to acquire and thus, this is a blind pool offering where our Limited Partners will be unable to evaluate our assets prior to acquisition. (See “ \* MERGEFORMAT RISK FACTORS ” on page 9 .)

We also want to note our risk factor on page 32:

This offering is a blind pool offering, and therefore, Limited Partners will not have the opportunity to evaluate some of our investments before we make them, which makes investments more speculative.

We will seek to invest substantially all of the net offering proceeds from this Offering, after the payment of fees and expenses, in the purchase of mortgage loan assets. However, because, as of the date of this Offering, we have not identified the assets we expect to acquire and because our Limited Partners will be unable to evaluate the economic merit of assets before we invest in them, they will have to rely on the ability of our General Partner and BridgeWell Capital LLC, a directly affiliated lender, to select suitable and successful mortgage loan investment opportunities.

3. We note that you may conduct a limited partnership repurchase program during the offering period of the limited partnership being registered under this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

The Company qualifies for an exemption under Rule 102 of Regulation M as it meets the following conditions:

•	There is no trading market for the Company’s Limited Partnership Interests. It is highly unlikely one would ever develop.

•	If a secondary market developed, the Company would terminate its redemption program.

•	The Company’s redemption program calls for a penalty to the redeeming party if it is within a particular timeframe. Further, the Company’s tendered redemption would never exceed the actual value of the Capital Account Balance of a Limited Partner.

•	The terms of the redemption program are fully disclosed in our prospectus.

•	The Company shall comply with Regulation M.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your limited partnership repurchase program. We urge you to consider all the elements of your limited partnership repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Please know that the Company has considered the impact of the tender offer rules, including Rule 13e-4 and Regulation 14E, on the Company’s unit repurchase program. Please note that, consistent with the relief granted by the Commission in the letters mention above and in the letter to Wells Real Estate Investment Trust II, Inc. (Available June 26, 2007) (i) the units will not be listed on an exchange or otherwise and the Company does not anticipate that any trading market will develop in the units, (ii) the Company will not solicit repurchases under the Plan, (ii) during the offering period units will be repurchased at a fixed discount from the price at which units were initially purchased (below the public offering price), and the share repurchase program will not be available while any secondary offering is ongoing, (iii) repurchases will be available only quarterly, (iv) units representing only 10% of the units outstanding at the beginning of any year will be available for repurchase, and (v) the terms of the repurchase program are fully disclosed in the prospectus. Accordingly, the Company’s program is consistent with the relief granted in the letters you reference and in more recent letters. The Company nevertheless acknowledges its responsibility for compliance with the tender offer rules and that any further comment or failure to comment by the Commission on the Company’s conclusions will not represent the Commission’s concurrence with such analysis.

5. We note your disclosure on page 65 that the Partnership is not a licensed lender and does not plan to act as a lender. We also note your disclosure throughout that the Partnership plans to originate loans and your description of your lending program starting on page 53. Please revise for consistency. To the extent the Partnership’s activities are limited to acquiring loans from the Lender, who originates the loans, please revise your disclosure throughout to clarify this distinction.

In order to satisfy this comment, we have made multiple adjustments throughout the Offering Circular. Particularly, under “Lending Program – Overview” we updated the first paragraph to read as follows:

The Partnership will purchase Mortgage Loans from a related party, Bridgewell Capital, LLC, which is a licensed lender, and other licensed lenders. The Mortgage Loans provide financing to owners of real estate that are underserved by commercial banks and other institutional lenders. Bridgewell Capital, LLC served borrowers that need to close on the purchase of real estate more quickly than a commercial bank can accommodate. The Mortgage Loans that the Partnership purchases from a lender will serve borrowers that seek more flexible loan structures or terms offered by commercial banks and other institutional lenders. The Mortgage Loans will be appropriate for borrowers that are unable or unwilling to satisfy all of the credit standards of a commercial bank, but, have the capacity to deliver real estate mortgages of a sufficient value to meet our underwriting requirements.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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The Managers have extensive experience in evaluating and managing Mortgage Loans similar to the types of Mortgage Loans in which we intend to purchase from a lender. We intend to purchase Mortgage Loans satisfying the following criteria…

We also made the following update under “Lending Program – Pricing:”

Interest rates on the Mortgage Loans which we intend to purchase will range from approximately 8% to 14%, with a targeted average of 10% depending upon market conditions. While most of the loans we purchase will generally be at a fixed rate of interest, a loan with a floating interest rate may be purchased in the event….

In instances where it is implied that the Partnership will offer loans, we have amended to clarify that the Purchase does not intend to offer, but rather purchase Mortgage Loans.

Cover Page

6. Please revise to disclose whether funds will be returned if you are unable to raise the minimum of $100,000. If so, please revise to briefly discuss how.

We have added the following information to clarify:

The General Partner will return funds to all subscribers 120 days after the first subscriber’s funds are received in the Partnership’s bank account if the Minimum Offering amount is not raised by the Partnership. In this circumstance, the Partnership intends on returning funds as they were received; for example, if a check was received, the Partnership will issue a check to the subscriber to return funds. If a wire was received the Partnership will issue a return wire to the subscriber.

Prospectus Summary, page 4

7. We note your disclosure on page 5 that your principal, John Parrett, “does not have any specific number of working hours dedicated to the Partnership going forward.” Please revise to disclose approximately the average number of hours per week or month he is anticipated to work.

We have added the following information.

Initially, Mr. Parrett intends to dedicate 20 hours to our business until such time that he is needed on a full time basis.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Plan of Distribution, page 39

8. We note your disclosure on page 41 regarding the general partner’s ability, in its sole discretion, to terminate any subscription. Please revise to clarify when the return of the limited partner’s capital will occur.

We have added the following:

The General Partner, within 72 hours of acknowledgement and confirmation of return location, shall return any subscription funds, in full, to the declined subscriber.

Use of Proceeds, page 41

9. We note your disclosure on page 55 where you indicate that, with respect to your lending program, you may lend as much as 20% of your assets to any particular borrower relationship. Please revise your disclosure in this section to account for such use.

We have added the following information to footnote #3 in the hopes to satisfy this comment:

It is the intent of the General Partner that no single loan purchase will exceed 15% of the assets of the Partnership and total loan exposure to a single sponsor will not exceed 20% once the fund has sold Membership Interests of over $5,000,000. As the Partnership grows these limits will be revised downward to a targeted range of 10% and 15%, respectively once the fund reaches Limited Partnership Interests of over $25,000,000 sold. The target diversity level is to have the average loan represent under 3.5% of the total assets of the Partnership once the fund reaches Limited Partnership Interests of over $25,000,000 sold. We may lend as much as 20%, or $10,000,000, of our assets to any particular borrower relationship or 15%, or $7,500,000 secured by any particular property if we are successful in raising 100% of its Offering amount or $50,000,000. We intend to hold our Mortgage Loans until maturity unless they become in default.

10. We refer to footnote 3 where you disclose that “all the costs involved with the Partnership’s Mortgage Loan purchases will be paid by the Lender.”

a. Please revise to discuss whether you have an agreement with the Lender regarding the payment of the costs. If so, please revise your disclosure, where applicable, to discuss the material terms of the agreement and file the agreement as an exhibit to the offering circular. If not, please revise to so state.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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We have revised the following sentence:

All of the costs involved with the Partnership’s Mortgage Loan purchases will be paid by the Lender pursuant to our servicing agreement with the Lender (attached to this Offering Circular as an exhibit.)

b. We note your disclosure on page 11 that you will reimburse the general partner and its affiliates for fees related to the primary source of your mortgage loan inventory. Please tell us whether you intend to reimburse your general partner for the costs related to the partnership’s mortgage loan purchases. If so, please revise your disclosure in this section to clarify.

We have removed the reference to “the primary source of our mortgage loan inventory” as this is confusing. There are no costs associated with the acquisition of mortgage loans other than those discussed in the Use of Proceeds table currently. Expenses associated with the Partnership are in large part related to the offering of the Interests. Those types of reimbursements are addressed in the Use of Proceeds table. Certain expenses will NOT be reimbursed as the General Partner provided $50,000 in exchange for the General Partnership interests.

11. We refer to your disclosure on page 43. Please clarify whether General Partnership Interest is the same as General Partner Membership Interest. If they are different, please revise the disclosure on pages 76 and 84 accordingly.

General Partner Membership Interest is the same as a General Partnership Interest. This has been revised to prevent confusion throughout the document.

Investment Policies of the Company, page 48

12. Please revise your disclosure to briefly describe how the after repaired value is calculated and clarify the party responsible for the ARV appraisal.

The After Repaired Value (“ARV”) is calculated by industry standard methods, appropriate for subject property, by professional independent licensed appraisers. ARV value calculation also includes the consideration and evaluation of data obtained from current, on-site building inspections. The building inspections are typically provided by local certified professional building inspectors.

The party responsible for the ARV, is an independent, 3rd party appraiser, licensed in subject state, and experienced in appraisal for the type and location of subject property.

Note: The ARV appraisal method used most commonly for fund note evaluations will be the "comparable sales method". The comparable sales method calculations are based on sales prices of multiple, recent comparable sales, from the immediate area. These comparable sales are when adjusted for differences and subsequently averaged to obtain an evaluation. In some instances, where the appraiser determines it is more appropriate, the "income evaluation approach", or the "replacement cost approach" may be used for calculation of the ARV.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Policies with respect to Certain Transactions, page 50

13. We note your disclosure that you do not intend to issue senior notes. Please reconcile with your disclosure on page 49 where you state that you may issue senior securities at some time in the future.

We have revised to read:

a) We do not intend to issue senior securities at some time in the future.

Conflicts of Interest, page 50

14. Please tell us whether John Parrett has other commitments, other than with your general partner and Bridgewell Capital. Also, please tell us whether Bridgewell Capital has competing funds. If so, please revise your disclosure, where applicable, to discuss how investment opportunities will be allocated.

We have revised to read as follows:

Mr. Parrett does not have any other employment commitments for working hours other than BridgeWell Capital, our Lender. John Parrett has served as President of BridgeWell Capital as a full-time W-2 employee since 2009.

Summary of Partnership Agreement, page 76

15. We note your reference to the tax matters partner on page 78. Please revise to disclose the responsibilities of the tax matters partner and clarify whether this partner would have any additional rights or returns.

We have amended to read:

Tax Matters Partner: F or the purposes of receiving notice from the Internal Revenue Service on behalf of the Partnership, keeping each Partner informed of all administrative and judicial proceedings relating to tax matters at the Partnership level, and for all other relevant purposes concerning the Partnership’s tax matters, the General Partner is hereby designated the “Tax Matters Partner” of the Partnership with all of the rights, duties, powers and obligations provided for in Section 6221 of the Code.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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If the General Partner shall fail or refuse to serve, the “tax matters partner” shall be a Limited Partner who is designated as such by the Limited Partners holding a majority of the Interests. There are no additional rights or returns for the tax matter partner other than those discussed under Section 6221 of the Code.

Withdrawal, Redemption Policy and Other Events of Dissociation, page 80

16. We note your disclosure on page 81 which indicates that there will be no withdrawal unless payments of all monthly cash distributions owing to limited partners have been made. Please revise, where applicable, to disclose whether there are any restriction on the repurchase or redemption while there is any arrearage in the payment of dividends on the preferred units.

We have revised throughout to include the following sentence:

Please note that no Withdrawal Requests will be honored while Preferred Returns payable to the Limited Partners as discussed herein are in arrears.

Executive Compensation, page 85

17. We note your disclosure in the table and throughout the offering circular with respect to the management interest. Please revise your disclosure to provide the material terms of the management interest.

Certain Relationships and Related Party Transactions, page 87

18. Please revise to disclose what “Distributable Cash” means.

We have changed this term to “Operating Cash Flow” and have provided the following definition where needed:

“Operating Cash Flow” means Cash Flow from operation of Partnership Assets, and does not include any Cash Flow from Capital Transactions.

19. We note your disclosure on page 64 that advances may be made to the General Partner and affiliates to finance a mortgage loan. Please expand your disclosure to clarify the instances in which you may provide such an advance, and the types of mortgages the General Partner and affiliates may enter into.

This is not proper and should instead say “by.” It has been revised to read as follows:

Advances may be made by the General Partner and affiliates to finance a Mortgage Loan. We may enter into joint ventures with the General Partner or its affiliates.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Item 1. Index to Exhibits, page 90

20. We note your reference to the Master Note Servicing Agreement on page F-4. Please file the agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part II to Form 1-A.

This is now filed.

Exhibit 15. Tax Opinion

21. Please ask counsel to revise the first paragraph to make the appropriate references. The opinion is furnished pursuant to Item 17 of Part II to Form 1-A in connection with the offering circular under Regulation A. Additionally, the offering circular is registering 50,000 units and not 25,000 units. All references in the opinion to “registration statement” should be revised to “offering circular.”

Please see the attached opinion.

22. We note the disclosure on page 2 where counsel qualifies the opinion with the “more likely than not” language. Please have counsel revise to explain why counsel cannot give an unqualified opinion. Additionally, please revise the offering circular to provide risk factor and/or other appropriate disclosure setting forth the risk of the uncertain tax treatment to investor. Alternatively, please have counsel delete the “more likely than not” language. Refer to the Division of Corporation Finance’s Staff Legal Bulletin No. 19 for guidance.

Please see the attached opinion. However, please review our section in the Risk Factors that specifically refers to tax risks associated with investing.

Specifically, please review the following risk factor:

You are urged to consult with your own tax advisor with respect to the federal, state, local and foreign tax considerations of an investment in our Units. We may or may not seek any rulings from the Internal Revenue Service regarding any of the tax issues discussed herein. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by the IRS or any court. In addition, our legal counsel is unable to form an opinion as to the probable outcome of the contest of certain material tax aspects of the transactions described in this offering, including whether we will be characterized as a “dealer” so that sales of our assets would give rise to ordinary income rather than capital gain and whether we are required to qualify as a tax shelter under the Internal Revenue Code. Our counsel also gives no opinion as to the tax considerations to you of tax issues that have an impact at the individual or partner level.

Thank you for your attention. Please forward any further comments to my attention.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

Securities Counsel

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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